                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                    _______________________________________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                   IBP, inc.
           ---------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
                           $0.05 PAR VALUE PER SHARE
     --------------------------------------------------------------------
                        (Title of Class of Securities)

                                   449223106
     --------------------------------------------------------------------
                                (CUSIP Number)

                                Les R. Baledge
                               Tyson Foods, Inc.
                            2210 West Oaklawn Drive
                       Springdale, Arkansas  72762-6999
                           Telephone: (501) 290-4000
     --------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 4, 2001
     ---------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

[_] If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 449223106
--------------------------------------------------------------------------------

                        Name of Reporting Person
1                       S.S. or I.R.S. Identification No. of Above Person

                        Tyson Foods, Inc.

--------------------------------------------------------------------------------
2                       Check the Appropriate Box if a Member of a Group (See
                        Instructions)

                        (a) [_]
                        (b) [X]

--------------------------------------------------------------------------------
3                       SEC Use Only

--------------------------------------------------------------------------------
4                       Source of Funds (See Instructions)
                        BK, WC

--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                        [X]
--------------------------------------------------------------------------------
6                       Citizenship or Place of Organization
                        Delaware
================================================================================

                             7  Sole Voting Power

                             ---------------------------------------------------
                             8  Shared Voting Power
                                54,186,999

                             ---------------------------------------------------
Number of Shares             9  Sole Dispositive Power
 Beneficially Owned
 by Each Reporting           ---------------------------------------------------
 Person With
                             10  Shared Dispositive Power
                                54,186,999
                        ========================================================

11                      Aggregate Amount Beneficially Owned by Each Reporting
                        Person

                        54,186,999

--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13                      Percent of Class Represented by Amount in Row (11) 50.1%

--------------------------------------------------------------------------------
14                      Type of Reporting Person (See Instructions)
                        CO

================================================================================

--------------------------------------------------------------------------------
CUSIP NO. 449223106
--------------------------------------------------------------------------------
                        Name of Reporting Person
1                       S.S. or I.R.S. Identification No. of Above Person

                        Lasso Acquisition Corporation

--------------------------------------------------------------------------------
2                       Check the Appropriate Box if a Member of a Group (See
                        Instructions)

                        (a) [_]
                        (b) [X]

--------------------------------------------------------------------------------
3                       SEC Use Only

--------------------------------------------------------------------------------
4                       Source of Funds (See Instructions)
                        BK

--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6                       Citizenship or Place of Organization
                        Delaware

================================================================================

                             7  Sole Voting Power

                             ---------------------------------------------------
                             8  Shared Voting Power
                                53,612,799

                             ---------------------------------------------------
Number of Shares             9  Sole Dispositive Power
 Beneficially Owned
 by Each Reporting           ---------------------------------------------------
 Person With

                            10  Shared Dispositive Power
                                53,612,799
                            ====================================================

11                      Aggregate Amount Beneficially Owned by Each Reporting
                        Person 53,612,799

--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13                      Percent of Class Represented by Amount in Row (11)
                        49.6%

--------------------------------------------------------------------------------
14                      Type of Reporting Person (See Instructions)
                        CO
================================================================================

--------------------------------------------------------------------------------
CUSIP NO. 449223106
--------------------------------------------------------------------------------

                        Name of Reporting Person
1                       S.S. or I.R.S. Identification No. of Above Person

                        Tyson Limited Partnership

--------------------------------------------------------------------------------
2                       Check the Appropriate Box if a Member of a Group (See
                        Instructions)

                        (a) [_]
                        (b) [X]

--------------------------------------------------------------------------------
3                       SEC Use Only

--------------------------------------------------------------------------------
4                       Source of Funds (See Instructions)
                        Not applicable

--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6                       Citizenship or Place of Organization
                        Delaware

================================================================================

                             7  Sole Voting Power

                             ---------------------------------------------------
                             8  Shared Voting Power
                                54,186,999

                             ---------------------------------------------------
Number of Shares             9  Sole Dispositive Power
 Beneficially Owned
 by Each Reporting           ---------------------------------------------------
 Person With

                            10  Shared Dispositive Power
                                54,186,999
                      ==========================================================
11                      Aggregate Amount Beneficially Owned by Each Reporting
                        Person 54,186,999

--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13                      Percent of Class Represented by Amount in Row (11)
                        50.1%

--------------------------------------------------------------------------------
14                      Type of Reporting Person (See Instructions)
                        PN
================================================================================

--------------------------------------------------------------------------------
CUSIP NO. 449223106
--------------------------------------------------------------------------------
                        Name of Reporting Person
1                       S.S. or I.R.S. Identification No. of Above Person

                        Don Tyson

--------------------------------------------------------------------------------
2                       Check the Appropriate Box if a Member of a Group (See
                        Instructions)

                        (a) [_]
                        (b) [X]

--------------------------------------------------------------------------------
3                       SEC Use Only

--------------------------------------------------------------------------------
4                       Source of Funds (See Instructions)
                        Not applicable

--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


--------------------------------------------------------------------------------
6                       Citizenship or Place of Organization
                        United States

================================================================================
                             7  Sole Voting Power

                             ---------------------------------------------------

                             8  Shared Voting Power
                                54,186,999

                             ---------------------------------------------------

Number of Shares             9  Sole Dispositive Power
 Beneficially Owned
 by Each Reporting           ---------------------------------------------------
 Person With
                            10  Shared Dispositive Power
                                54,186,999
                      ==========================================================

11                      Aggregate Amount Beneficially Owned by Each Reporting
                        Person 54,186,999

--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13                      Percent of Class Represented by Amount in Row (11)
                        50.1%

--------------------------------------------------------------------------------
14                      Type of Reporting Person (See Instructions)
                        IN
================================================================================

ITEM 1.    Security and Issuer.
           --------------------

     The class of equity securities to which this schedule (the "Schedule") relates is the common stock, par value $0.05 per share (the "Shares") of IBP, inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 800 Stevens Port Drive, Dakota Dunes, South Dakota 57049. The telephone number of the Issuer's executive offices is (605) 235-2061.

ITEM 2.   Identity and Background.
          -----------------------

     (a) This Schedule is being filed by the following persons:

         (i)    Tyson Foods, Inc., a Delaware corporation ("Tyson");

         (ii) Lasso Acquisition Corporation, a Delaware corporation, which is a wholly owned subsidiary of Tyson (the "Purchaser");

         (iii) Tyson Limited Partnership, a Delaware limited partnership (the "Partnership"); and

         (iv)   Don Tyson, managing general partner of the Partnership.

     Each of the persons listed above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons".

     (b) - (f) Tyson has its principal executive offices at 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. The telephone number of Tyson's executive offices is (501) 290-4000. Tyson, headquartered in Springdale, Arkansas, is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,000 contract growers in 100 communities. Tyson has operations in 18 states and 16 countries and exports to 79 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Tyson's Cobb-Vantress subsidiary is a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Original(R) brand, as well as a leading provider of live swine. The name, business address, present principal occupation or employment and citizenship of each of its directors and executive officers are set forth in Schedule I.

     Purchaser has its principal executive offices at 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. The telephone number of Purchaser's executive offices is (501) 290-4000. Purchaser has engaged in no activities other than those incident to Purchaser's formation and the consummation of the transactions described in Item 4 below. The name, business address, present principal occupation or employment and citizenship of each of its directors and executive officers are set forth in Schedule I.

     Don Tyson and the Partnership have their principal executive offices at 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. The telephone number of Don Tyson's and the Partnership's executive offices is (501) 290-4000. Don Tyson owns of record 750,000 shares of Tyson Class B common stock, par value $0.10 per share (the "Tyson Class B Common Stock"), and the Partnership owns of record 101,848,560 shares of Tyson Class B Common Stock, which, collectively, represent 99.9% of the Tyson Class B Common Stock and approximately 90% of the voting power of Tyson common stock. Don Tyson has a 54.3123 combined percentage interest as a general and limited partner in the Partnership and the Estate of Randal Tyson has a 45.062 percentage interest as a limited partner in the Partnership. Barbara A. Tyson, the widow of Randal Tyson and a Director of Tyson, has limited dispositive power with respect to, and is the principal income beneficiary of, the Estate of Randal Tyson. Don Tyson's adult children, including John Tyson, Chairman, President and Chief Executive Officer of Tyson, are contingent beneficiaries of such estate. The managing general partner of the Partnership is Don Tyson. The other general partners are Leland E. Tollett, a Director of Tyson; Barbara Tyson; John Tyson; James B. Blair and Harry C. Erwin,
III. Don Tyson, as managing general partner, has the exclusive right, subject to certain restrictions, to do all things on behalf of the Partnership necessary to manage, conduct, control and operate the Partnership's business, including the right to vote all shares or other securities held by the Partnership, as well as the right to mortgage, pledge or grant security interests in any assets of the Partnership. The name, business address, present principal occupation or employment and citizenship of each general partner of the Partnership are set forth in Schedule I.

     Except as set forth in Schedule I, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed in
Schedule I during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     574,200 of the Shares owned beneficially by Tyson, the Partnership and Don Tyson as of the date hereof were purchased with general working capital funds of Tyson, for an aggregate purchase price of $12,925,392 (net of brokerage commissions). Tyson purchased these Shares on November 30, 2000 and December 1, 2000.

     53,612,799 of the Shares owned beneficially by the Purchaser, Tyson, the Partnership and Don Tyson as of the date hereof were purchased with borrowed funds, for an aggregate purchase price of $1,608,383,970. Tyson and Purchaser obtained such funds from the following credit facilities entered into on August 3, 2001, which support aggregate borrowings of up to $2.85 billion:

(a) A senior unsecured bridge credit facility in an aggregate principal amount of $2.5 billion (the "Bridge Facility") with The Chase Manhattan Bank ("Chase"), J.P.

     Morgan Securities Inc. ("JPMorgan"), Merrill Lynch Capital Corporation ("MLCC"), SunTrust Bank ("SunTrust") and SunTrust Capital Markets, Inc.; and

(b) A senior unsecured receivables bridge credit facility in an aggregate principal amount of $350 million (the "Receivables Bridge Facility") with Chase and JPMorgan.

     The commitments will expire and outstanding loans under the Bridge Facility will mature on January 30, 2002. In addition to certain fees, Tyson will pay interest on borrowings under the Bridge Facility which will vary based on the type of borrowing. The initial interest rate for borrowings of Eurodollar loans under the Bridge Facility will be equal to an adjusted LIBOR rate plus 1.10% per annum. The initial interest rate for borrowings of base rate loans under the Bridge Facility will be at an "Alternate Base Rate" (which is the higher of (i) Chase's prime rate or (ii) the federal funds effective rate plus 0.5%) plus 0.10%. The interest rate on the Bridge Facility is subject to further adjustment if the facility remains outstanding for more than 120 days or Tyson's credit ratings change. The Bridge Facility is attached as Exhibit (b)(3) to Amendment No. 6 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on August 6, 2001 and is incorporated herein by reference.

     The commitment will expire and outstanding loans under the Receivables Bridge Facility will mature on November 1, 2001. In addition to certain fees, Tyson will pay interest on borrowings at the rates described above for the Bridge Facility. The Receivables Bridge Facility is attached as Exhibit (b)(4) to Amendment No. 6 to the Schedule TO filed with the SEC on August 6, 2001 and is incorporated herein by reference.


ITEM 4.   Purpose of Transaction.
          ----------------------

     The purpose of the transaction is to enable Tyson to acquire control of, and to acquire the entire equity interest in, the Issuer. Pursuant to an Agreement and Plan of Merger dated as of January 1, 2001, among Tyson,
Purchaser and the Issuer, as modified by the Stipulation and Order dated June 27, 2001 (the "Stipulation") (as modified by the Stipulation (except where the context otherwise indicates), the "Merger Agreement"), Tyson commenced a tender offer on July 3, 2001, pursuant to which Tyson, through Purchaser, had offered to purchase up to the number of Shares that represent, together with the Shares owned by Tyson, 50.1% of the Shares, at a purchase price of $30.00 per Share, net to the seller in cash, without interest (as amended, supplemented or otherwise modified from time to time, the "Offer"). The Offer expired at 12:00 Midnight on August 3, 2001. On August 4, 2001, Tyson announced that it had accepted the number of Shares tendered in the Offer that represent, together with the Shares then owned by Tyson, 50.1% of the Shares. On August 9, 2001, Tyson announced that it had accepted and purchased 53,612,799 Shares pursuant to the Offer. The Stipulation is attached as Exhibit (d)(5) to the Schedule TO filed with the SEC on July 3, 2001 and is incorporated herein by reference. The Merger Agreement is attached as Exhibit (d)(4) to Amendment No. 9 to the Schedule TO filed with the SEC on January 5, 2001.

     The Merger Agreement provides that following the satisfaction or waiver of certain conditions in the Merger Agreement, the Issuer will be merged with and into Purchaser with the Purchaser continuing as the surviving corporation (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Tyson, Purchaser or other subsidiaries of Tyson) would be converted into the right to receive shares of Tyson Class A common stock, par value $0.10 per share (the "Tyson Class A Common Stock"), having a value of $30.00 if, during the fifteen trading day period ending on the fifth trading day before the Effective Time, the average per share closing price of Tyson Class A Common Stock is at least $12.60 and no more than $15.40. If the average per share price of Tyson Class A Common Stock is less than $12.60, 2.381 shares of Tyson Class A Common Stock will be exchanged for each Share. If the average per share price of Tyson Class A Common Stock is more than $15.40, 1.948 shares of Tyson Class A Common Stock will be exchanged for each Share.

     On August 7, 2001, Tyson announced the following:

     . Greg Lee, Tyson's Chief Operating Officer, and Richard L. Bond, Issuer's Chief Operating Officer, would be Co-Chief Operating Officers of the combined company. Steve Hankins, Tyson's Chief Financial Officer, would be the Chief Financial Officer of the combined company. Les R. Baledge, Tyson's General Counsel, would be the General Counsel of the combined company.

     . Robert L. Peterson, Issuer's Chairman and Chief Executive Officer, would retire from active management, but would remain involved with the combined company as a member of Tyson's board of directors.

     . Effective as of August 6, 2001, Martin Massengale, Wendy Gramm, John Jacobson and Eugene Leman resigned from the Issuer's Board. Effective as of August 6, 2001, John Tyson, Tyson's Chairman, President and Chief Executive Officer, Don Tyson, Tyson's Senior Chairman, Greg Lee, Les R. Baledge and Steve Hankins were appointed to the Issuer's Board.

          Following the consummation of the Merger, Tyson will cause the Shares to be delisted from the New York Stock Exchange and will seek to terminate the registration of the Shares pursuant to the Securities Exchange Act of 1934, as amended.

          Except as described herein or in the Schedule TO , as amended, filed in connection with the Offer and except as contemplated in the Merger Agreement, Tyson currently has no plans or proposals relating to or that would result in the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a)-(e) As of the close of business on August 13, 2001, (i) Tyson was the direct beneficial owner of 574,200 Shares, which constitute in the aggregate approximately 0.5% of the Shares outstanding and (ii) and Purchaser was the direct beneficial owner of 53,612,799 Shares, which constitute in the aggregate approximately 49.6% of the Shares outstanding, (in each case, based on 108,157,677 Shares outstanding as of August 3, 2001, as reported by the Issuer to the Reporting Persons). Tyson, by virtue of its ownership of all of the outstanding capital stock of the Purchaser, may be deemed to own beneficially and have the power to vote and dispose of the Shares held by the Purchaser directly. Additionally, the Partnership, by virtue of its ownership of securities of Tyson, and Don Tyson, by virtue of his control over the Partnership and ownership of securities of Tyson, may be deemed to own beneficially and have the power to vote and dispose of the Shares held directly by the Purchaser and directly and indirectly by Tyson.

     The Purchaser, Tyson, the Partnership and Don Tyson have shared power to vote and dispose of the 53,612,799 Shares owned directly by the Purchaser. Tyson, the Partnership and Don Tyson have shared power to vote and dispose of the 54,186,999 Shares owned directly and indirectly by Tyson.

     During the past 60 days, there were no transactions in the Shares by the Reporting Persons other than pursuant to the Offer.

     No person other than the parties described in this Item 5 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned directly by the Purchaser and directly and indirectly by Tyson.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          -----------------------------------

     Except as described herein, neither Tyson, the Purchaser, the Partnership nor Don Tyson or any other person referred to in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

  1    Joint Filing Agreement among Tyson, Purchaser, the Partnership and Don
       Tyson.

  2 Bridge Facility Credit Agreement among Tyson, Chase, JPMorgan, MLCC, SunTrust and SunTrust Capital Markets, Inc. dated August 3, 2001 (incorporated by reference to Exhibit (b)(3) to Amendment No. 6 to the Schedule TO of Purchaser and Tyson filed on August 6, 2001).

  3 Receivables Bridge Facility Credit Agreement among Tyson, Chase and JPMorgan dated August 3, 2001 (incorporated by reference to Exhibit
       (b)(4) to Amendment No. 6 to the Schedule TO of Purchaser and Tyson filed on August 6, 2001).

  4 Stipulation and Order dated June 27, 2001, IBP, inc. v. Tyson Foods, Inc., C.A. No. 18373, Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Purchaser and Tyson filed on July 3, 2001).

  5 Agreement and Plan of Merger among the Issuer, Tyson and Purchaser dated as of January 1, 2001 (incorporated by reference to Exhibit (d)(4) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    TYSON FOODS, INC.

                                    /s/ Les R. Baledge
                                    -----------------------------------
                                    (Signature)

                                    Les R. Baledge,
                                    Executive Vice President
                                    and General Counsel
                                    -----------------------------------
                                    (Name and Title)

                                    August 14, 2001
                                    -----------------------------------
                                    (Date)


                                    LASSO ACQUISITION CORPORATION

                                    /s/ Les R. Baledge
                                    -----------------------------------
                                    (Signature)

                                    Les R. Baledge,
                                    Executive Vice President
                                    -----------------------------------
                                    (Name and Title)

                                    August 14, 2001
                                    -----------------------------------
                                    (Date)


                                    THE TYSON LIMITED PARTNERSHIP

                                    /s/ Don Tyson
                                    -----------------------------------
                                    (Signature)

                                    Don Tyson,
                                    Managing General Partner
                                    -----------------------------------
                                    (Name and Title)

                                    August 14, 2001
                                    -----------------------------------
                                    (Date)


                                    DON TYSON

                                    /s/ Don Tyson
                                    -----------------------------------
                                    (Signature)

                                    Don Tyson
                                    -----------------------------------
                                    (Name and Title)

                                    August 14, 2001
                                    -----------------------------------
                                    (Date)

                                                                      SCHEDULE I
                                                                      ----------

            DIRECTORS AND EXECUTIVE OFFICERS OF TYSON AND PURCHASER

     The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Tyson are set forth below. References herein to "Tyson" mean Tyson Foods, Inc. Unless otherwise indicated below, the business address of each director and officer is c/o Tyson Foods, Inc., 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Tyson. Except as described herein, none of the directors and officers of Tyson listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

     On August 22, 1996, Don Tyson entered into a Stipulation and Consent with the Securities and Exchange Commission (the "SEC") pursuant to which Mr. Tyson, without admitting or denying any wrongdoing, consented and agreed to the entry of a Final Judgment permanently enjoining him from violating Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and requiring the payment of a civil money penalty of $46,125. The Stipulation and Consent was entered as a Final Judgment on October 8, 1996, by the United States District Court for the Western District of Arkansas. The Stipulation and Consent arose as a result of the SEC's investigation of certain purchases and sales of common stock of Arctic Alaska Fisheries Corporation by Fred Cameron, an acquaintance of Mr. Tyson, in June 1992.

     On December 22, 1997, Tyson entered into a plea agreement ("Plea Agreement") with the United States whereby Tyson agreed to plead guilty to one
(1) count of Gratuity to a Public Official in violation of 18 U.S.C.
(S)201(c)(I)(A). Pursuant to said Plea Agreement, Tyson agreed to (i) pay a fine of Four Million and No/100 Dollars ($4,000,000.00), (ii) pay Two Million and No/100 Dollars ($2,000,000.00) to be applied to the costs of the investigation of the Office of the Independent Counsel ("OIC"), and (iii) enter into a Compliance Agreement among Tyson, the United States Department of Agriculture and the OIC. On January 12, 1998 the United States District Court for the District of Columbia entered judgment against Tyson enforcing the terms and conditions of the Pleas Agreement and also placing Tyson on probation for a term of four (4) years.

                   DIRECTORS AND EXECUTIVE OFFICERS OF TYSON

Name      Current Principal Occupation or Employment and Five-Year Employment
          History

Don Tyson                 Senior Chairman of Tyson's Board, served as Chairman
                          of Tyson's Board until 1995 when he was named Senior
                          Chairman. Mr. Tyson served as Chief Executive Officer until 1991 and has been a member of Tyson's Board since 1952.

John Tyson                Chairman of Tyson's Board since 1998 and assumed
                          responsibilities as President and Chief Executive
                          Officer in April 2000. He previously served as Vice
                          Chairman since 1997 and President of the Beef and Pork
                          Division since 1993. Mr. Tyson has been a member of Tyson's Board since 1984.

Joe F. Starr              A private investor, served as a Vice President of
                          Tyson until 1996. Mr. Starr has been a member of Tyson's Board since 1969.


Leland E. Tollett         Served as Chairman and Chief Executive Officer from
                          1995 to 1998. An employee of Tyson since 1959, Mr.
                          Tollett was President and Chief Executive Officer from
                          1991 to 1995. Mr. Tollett has been a member of Tyson's
                          Board since 1984.

Shelby Massey             Farmer and a private investor. He served as Senior
                          Vice Chairman of Tyson's Board from 1985 to 1988 and has been a member of Tyson's Board since 1985.

Barbara A. Tyson          Vice President of Tyson. Ms. Tyson has served in
                          related capacities since 1988. Ms. Tyson has been a member of Tyson's Board since 1988.

Lloyd V. Hackley          President and Chief Executive Officer of Lloyd V.
                          Hackley and Associates, Inc. He is a director of Branch Banking and Trust Corporation headquartered in
                          Winston-Salem, North Carolina. He was president of the North Carolina Community College System from 1995 to
                          1997. Mr. Hackley has been a member of Tyson's Board since 1992.

Donald E. Wray            Retired as President of Tyson in March 2000 after 39
                          years with Tyson in various capacities. Mr. Wray served as President and Chief Operating Officer from 1995 to 1999 after serving as Chief Operating Officer since 1991. Mr. Wray has been a member of Tyson's
                          Board since 1994.

Gerald M. Johnston        Private investor, was Executive Vice President of
                          Finance for Tyson from 1981 to 1996 when he retired and became a consultant to the Company. Mr. Johnston has been a member of Tyson's Board since 1996.

Jim Kever                 Retired former President and Co-Chief Executive
                          Officer of Envoy Corporation, a subsidiary of Quintiles Transnational, in which capacities he served from the time Envoy was acquired by Quintiles in March
                          1999 to May 2001. Mr. Kever also served as President and Co-Chief Executive Officer of Envoy from August
                          1995 until March 1999 and as a director from Envoy's incorporation in August 1994 until March 1999. Mr.
                          Kever serves on the boards of Quintiles Transnational, Transaction System Architects, Inc. and 3D Systems
                          Corporation. Mr. Kever has been a member of the Tyson
                          Board since 1999.

David A. Jones            Chairman and Chief Executive Officer of Rayovac
                          Corporation since 1996. Before joining Rayovac, Mr.
                          Jones served as President, Chief Executive Officer and
                          Chairman of Thermoscan, Inc. and as President, Chief
                          Executive Officer and Chairman of Regina Company. He was previously with Electrolux Corporation and General
                          Electric Co. Mr. Jones is also a director of SCI, Inc., an electronics manufacturer, and Spectrum
                          Brands, a specialty chemical manufacturer. Mr. Jones was elected to the Tyson Board in August 2000.

Barbara Allen             Chief Executive Officer of the Women's United Soccer
                          Association, a women's professional soccer league.
                          Before joining the WUSA in January 2001, Ms. Allen was
                          President and Chief Operating Officer of Paladin
                          Resources since 1999. Prior to her position at Paladin, Ms. Allen was President of Corporate Supplier
                          Solutions for Corporate Express from 1998 to 1999.
                          Prior to 1998 she was with Quaker Oats Co. for 23 years where she held several senior positions including Executive Vice President of International
                          Foods, Vice President of Corporate Strategic Planning,
                          President of Frozen Foods Division and Vice President of Marketing. Ms. Allen serves on the boards of Maytag
                          Corporation, Charthouse, Inc., and the Citizen's
                          Scholarship Foundation Advisory Board. Ms. Allen has been a member of the Tyson Board since November 2000.

Greg W. Lee               Chief Operating Officer. Mr. Lee was appointed Chief
                          Operating Officer of Tyson in 1999 after serving as President of Tyson's Foodservice Group since 1998 and
                          Executive Vice President, Sales, Marketing and
                          Technical Services since 1995.

Steve Hankins             Executive Vice President and Chief Financial Officer.
                          Mr. Hankins was appointed Tyson's Executive Vice
                          President and Chief Financial Officer in 1998 after serving as Tyson's Senior Vice President, Financial
                          Planning and Shared Services since 1997 and Vice
                          President, Management Information Systems since 1993.

Les R. Baledge            Executive Vice President and General Counsel. Mr.
                          Baledge was appointed Tyson's Executive Vice President and General Counsel in 2000 after serving as Tyson's
                          Executive Vice President and Associate General Counsel since 1999 upon joining Tyson. Prior to joining Tyson, Mr. Baledge was of counsel to the law firm of Kutak
                          Rock LLP and a partner with the Rose Law Firm.

R. Read Hudson            Secretary and Corporate Counsel. Mr. Hudson was
                          appointed Tyson's Secretary and Corporate Counsel in
                          1998 after serving as Tyson's Corporate Counsel since
                          1992.

Dennis Leatherby          Senior Vice President, Finance and Treasurer. Mr.
                          Leatherby was appointed Tyson's Senior Vice President,
                          Finance and Treasurer in 1998 after serving as Vice
                          President and Treasurer since 1997 and Treasurer since
                          1994.

Mike Baker                President, Production Services. Mr. Baker was
                          appointed President, Production Services in 1999 after serving as Division Vice President since 1995.

Wayne Butler              President, Prepared Food Groups. Mr. Butler was
                          appointed President, Prepared Foods Group in 1998 after serving as President, Mexican Original since
                          1997 and Complex Manager since 1994.

Greg Huett                President, International Group. Mr. Huett was
                          appointed President, International Group in 2000 after serving as Senior Vice President and General Manager,
                          Club Stores since 1999, Vice President, Sales and
                          Marketing, Wholesale Clubs since 1996 and Director,
                          General Mexico Business Unit since 1994.

William W. Lovette        President, Food Service Group. Mr. Lovette was
                          appointed President, Food Service Group in 2000 after serving as President, International Group since 1999 and Vice President, Operations since 1995.

John D. Copeland          Executive Vice President, Ethics and Environmental
                          Compliance. Mr. Copeland was appointed Executive Vice
                          President, Ethics and Environmental Compliance in 1999 after serving as Director of Corporate Ethics and Compliance since 1998.

Carl G. Johnson           Executive Vice President, Administrative Services. Mr.
                          Johnson was appointed Executive Vice President,
                          Administrative Services in 1999 after serving as Vice
                          President, Assets and Risk Management since 1994.

John S. Lea               Executive Vice President and Chief Marketing Officer.
                          Mr. Lea was appointed Executive Vice President, and
                          Chief Marketing Officer in 1999 after serving as Vice
                          President, Retail Sales and Marketing since 1995.

Donnie Smith              Executive Vice President, Supply Chain Management. Mr.
                          Smith was appointed Executive Vice President, Supply
                          Chain Management in 1999 after serving as Vice
                          President, Purchasing since 1995.

David L. Van Bebber       Senior Vice President, Legal Services. Mr. Van Bebber
                          was appointed Senior Vice President, Legal Services in
                          2000 after serving as Vice President and Director of Legal Services since 1998 and Assistant Secretary since 1990.

Rodney S. Pless           Vice President, Controller and Chief Accounting
                          Officer. Mr. Pless was appointed Vice President,
                          Controller and Chief Accounting Officer in 2000 upon joining Tyson. Prior to joining Tyson, Mr. Pless was
                          Vice President, Controller and Chief Accounting
                          Officer for TransMontaigne.

Louis C. Gottsponer, Jr.  Assistant Secretary and Director of Investor
                          Relations. Mr. Gottsponer was appointed Assistant Secretary and Director of Investor Relations in 1998 after serving as Corporate Finance Manager since 1996 and Cash Manager since 1993.

                 DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

     The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated below, the business address of each director and officer is c/o Tyson Foods, Inc., 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Purchaser. Except as described herein, none of the directors and officers of Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

     On August 22, 1996, Don Tyson entered into a Stipulation and Consent with the SEC pursuant to which Mr. Tyson, without admitting or denying any wrongdoing, consented and agreed to the entry of a Final Judgment permanently enjoining him from violating Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and requiring the payment of a civil money penalty of $46,125. The Stipulation and Consent was entered as a Final Judgment on October 8, 1996, by the United States District Court for the Western District of Arkansas. The Stipulation and Consent arose as a result of the SEC's investigation of certain purchases and sales of common stock of Arctic Alaska Fisheries Corporation by Fred Cameron, an acquaintance of Mr. Tyson, in June 1992.


                 DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

Name   Current Principal Occupation or Employment and Five-Year Employment
       History

Don Tyson                 Director. Senior Chairman of Tyson's Board, served as
                          Chairman of Tyson's Board until 1995 when he was named
                          Senior Chairman. Mr. Tyson served as Chief Executive
                          Officer until 1991 and has been a member of Tyson's
                          Board since 1952.

John Tyson                Director and President. Chairman of Tyson's Board
                          since 1998 and assumed responsibilities as President and Chief Executive Officer of Tyson in April 2000. He previously served as Tyson's Vice Chairman since 1997 and President of the Tyson Beef and Pork Division since 1993. Mr. Tyson has been a member of Tyson's
                          Board since 1984.

Greg W. Lee               Director. Mr. Lee was appointed Chief Operating
                          Officer of Tyson in 1999 after serving as President of Tyson's Foodservice Group since 1998 and Executive
                          Vice President, Sales, Marketing and Technical
                          Services since 1995.

Steve Hankins             Executive Vice President. Mr. Hankins was appointed
                          Tyson's Executive Vice President and Chief Financial
                          Officer in 1998 after serving as Tyson's Senior Vice
                          President, Financial Planning and Shared Services since 1997 and Vice President, Management Information
                          Systems since 1993.

Les R. Baledge            Executive Vice President. Mr. Baledge was appointed
                          Tyson's Executive Vice President and General Counsel in 2000 after serving as Tyson's Executive Vice
                          President and Associate General Counsel since 1999 upon joining Tyson. Prior to joining Tyson, Mr.
                          Baledge was of counsel to the law firm of Kutak Rock
                          LLP and a partner with the Rose Law Firm.

R. Read Hudson            Secretary. Mr. Hudson was appointed Tyson's Secretary
                          and Corporate Counsel in 1998 after serving as Tyson's
                          Corporate Counsel since 1992.

Dennis Leatherby          Treasurer. Mr. Leatherby was appointed Tyson's Senior
                          Vice President, Finance and Treasurer in 1998 after serving as Vice President and Treasurer since 1997 and Treasurer since 1994.

                      GENERAL PARTNERS OF THE PARTNERSHIP

     The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each general partner and partner of the Partnership are set forth below. Unless otherwise indicated below, the business address of each general partner and partner is c/o Tyson Foods, Inc., 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with the Partnership. Except as described herein, none of the general partners and partners of the Partnership listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All general partners and partners listed below are citizens of the United States.

     On August 22, 1996, Don Tyson entered into a Stipulation and Consent with the SEC pursuant to which Mr. Tyson, without admitting or denying any wrongdoing, consented and agreed to the entry of a Final Judgment permanently enjoining him from violating Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and requiring the payment of a civil money penalty of $46,125. The Stipulation and Consent was entered as a Final Judgment on October 8, 1996, by the United States District Court for the Western District of Arkansas. The Stipulation and Consent arose as a result of the SEC's investigation of certain purchases and sales of common stock of Arctic Alaska Fisheries Corporation by Fred Cameron, an acquaintance of Mr. Tyson, in June 1992.

                      GENERAL PARTNERS OF THE PARTNERSHIP

Name   Current Principal Occupation or Employment and Five-Year Employment
         History

Don Tyson                 Managing General Partner. Senior Chairman of Tyson's
                          Board, served as Chairman of Tyson's Board until 1995 when he was named Senior Chairman. Mr. Tyson served as Chief Executive Officer until 1991 and has been a member of Tyson's Board since 1952.

Leland E. Tollett         General Partner. Served as Chairman and Chief
                          Executive Officer for Tyson from 1995 to 1998. An employee of Tyson since 1959, Mr. Tollett was President and Chief Executive Officer from 1991 to
                          1995. Mr. Tollett has been a member of Tyson's Board since 1984.

Barbara A. Tyson          General Partner. Vice President of Tyson. Ms. Tyson
                          has served in related capacities since 1988. Ms. Tyson has been a member of Tyson's Board since 1988.

John Tyson                General Partner. Chairman of Tyson's Board since
                          October 1, 1998 and assumed responsibilities as President and Chief Executive Officer in April 2000.
                          He previously served as Vice Chairman since 1997 and President of the Beef and Pork Division since 1993.
                          Mr. Tyson has been a member of Tyson's Board since
                          1984.

James B. Blair            General Partner. Attorney. He previously served as
                          General Counsel to Tyson through January 1, 2000.

Harry C. Erwin, III       General Partner. Accountant. He is a principal in
                          Erwin & Company, P.A.